Exhibit 1.02

1
Exhibit 1.02
Conflict Minerals Report
ACCO Brands Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is June 2, 2014.
Unless the context indicates otherwise, the terms "ACCO Brands," "we," "its," "us" and "our" refer to ACCO Brands Corporation and its consolidated domestic and international subsidiaries. As used herein and consistent with the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Overview
For 2013, each of our in-scope products contained at least some Conflict Minerals content for which we were unable to determine the origin. However, none of the Conflict Minerals contained in our in-scope products that were necessary to the functionality or production of the products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.

Product, smelter and refiner information in respect of 2013 is described under "Product Information" below.
Due Diligence Program Design
We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the "OECD Guidance").
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.	Establish strong company management systems ("Step One");

2.	Identify and assess risk in the supply chain ("Step Two");

3.	Design and implement a strategy to respond to identified risks ("Step Three");

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain ("Step Four"); and

5.	Report on supply chain due diligence ("Step Five").
Our implementation of the OECD Guidance in respect of 2013 and thereafter is discussed below.
Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures in respect of 2013. These were not all of the measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

1.	OECD Guidance Step One: "Establish strong company management systems"

a.
The Global Compliance Team, which reports to the General Counsel, was charged with creating and implementing our Conflict Minerals compliance strategy. The Global Compliance Team worked with all ACCO Brands business groups to determine potentially in-scope products and suppliers. The Global Compliance Team and Sourcing and Product Management personnel were educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries. We also retained specialist outside counsel and other consultants to assist us with our compliance efforts.

b.
We developed a questionnaire based on the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative ("EICC/GeSI") to identify smelters and refiners in our supply chain. We maintain business records relating to Conflict Minerals due diligence in respect of 2013, including records of due diligence processes, findings and resulting decisions, on a computerized database.

c.
We furnished our direct suppliers that we determined to potentially be in-scope for purposes of the Conflict Minerals Rule (the "Suppliers") with an introductory written communication containing a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the rule. We also requested in writing that the Suppliers begin to work with their suppliers to identify smelters and refiners in their supply chain.

d.
We adopted a policy requiring the maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.

e.	We had an existing mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy either through a hotline or confidential web form.

f.
We amended our form of vendor contract to, among other things, require that suppliers represent and warrant that they are aware of ACCO Brands' commitment to not source Conflict Minerals from sources that benefit armed groups and that they understand their obligation and agree to collect and report their sources of Conflict Minerals to ACCO Brands.

2.	OECD Guidance Step Two: "Identify and assess risk in the supply chain"

a.
Our personnel determined which of our products were in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, visual inspection, supplier inquiries and other information known to us.

b.
We requested in writing that the Suppliers provide us with information, through the completion of our questionnaire, concerning the usage and source of Conflict Minerals in the products, components and materials that they sold to us, as well as information concerning their related compliance efforts. We also permitted Suppliers to provide a response by submitting a completed EICC/GeSI Conflict Minerals Reporting Template. We followed up by email or phone with all Suppliers that did not respond to the request within the specified time frame.

c.
We reviewed the completed responses received from Suppliers. We followed up by email or phone with Suppliers that submitted an incomplete response or a response that we determined contained errors or inaccuracies or that otherwise provide a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We followed up with other Suppliers where determined to be appropriate by us.

d.
To the extent that a completed response identified a smelter or refiner, we reviewed this information against the list of compliant smelters and refiners published by the Conflict-Free Sourcing Initiative (the "CFSI").

e.
To the extent that a smelter or refiner identified by a Supplier was not listed as compliant by an independent third-party, we consulted publicly available information to attempt to determine whether that smelter or refiner obtained Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

f.	Based on the information furnished by our Suppliers and other information known to us, we assessed the risks of adverse impacts.

3.	OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

a.	Our Global Compliance Team reported the findings of its supply chain risk assessment to our General Counsel, who then provided quarterly updates to ACCO Brands' Audit Committee.

b.	To mitigate the risk that our necessary Conflict Minerals benefit armed groups, we also intend to engage in the additional measures discussed under “Additional Risk Mitigation Efforts” below.

4.	OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"

In connection with our due diligence, we utilized information made available by the CFSI concerning independent third-party audits of smelters and refiners. We also supported independent third-party audits through our membership in the CFSI.

5.	OECD Guidance Step 5: "Report on supply chain due diligence"

We have filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.
Product Information
Conflict Minerals content constitutes a small portion of the materials content of our products and most of our products do not contain any Conflict Minerals. We estimate that, for 2013, 10% or less of our suppliers provided us with raw materials, components or finished goods that contained Conflict Minerals.
For 2013, the following categories of products that we manufactured or contracted to manufacture contained Conflict Minerals that were necessary to the functionality or production of the products, and were therefore in-scope for purposes of our compliance: (1) Computer Accessories; (2) Electrical Machines & Staples; (3) Stationery; (4) Presentation Products; and (5) Integrated OEM Punch & Bind Products. Not all of our products in each of these categories were in-scope in 2013. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.
Due to the challenges of tracing a multi-tier supply chain, for 2013, we were unable to determine the origin of at least some of the necessary Conflict Minerals content contained in each of our in-scope products. However, for 2013, none of our in-scope products were determined by us to support conflict

(i.e., to contain necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country). An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.
In connection with our due diligence or reasonable country of origin inquiry, as applicable, the Suppliers identified to us certain facilities as having processed the necessary Conflict Minerals contained in our in-scope products in 2013, as described in the table below. Not all of the included facilities may have processed the necessary Conflict Minerals contained in our in-scope products, since, in some cases, Suppliers may have reported to us smelters and refiners that were not in our supply chain, due to over-inclusiveness in the information received from their suppliers or for other reasons. The smelters and refiners reflected below may not be all of the smelters and refiners in our supply chain, since the Suppliers did not identify the processors of some of the necessary Conflict Minerals content contained in our in-scope products, and since we did not receive responses from all of the Suppliers.

Please see the notes that accompany the table for important information concerning the data contained in the table.

Smelter and Refiner and Country of Origin Information(1)

	Compliant				Active	Other
	DRC Region Sourced	Non-DRC Region Sourced	Not Disclosed	Recycled or Scrap
Tantalum	2	2
Tin	1	10			4	8
Tungsten					1	1
Gold		1	6			3

(1)	We note the following in connection with the information contained in the foregoing table:

(a)	All information in the table is as of May 9, 2014.

(b)
The included smelters and refiners ("SORs") only include those reported entities that were listed on the Standard Smelter Names tab to the Conflict Minerals Reporting Template because those are the only reported entities that we were able to determine were SORs.

(c)
"Compliant" means that a SOR was listed as compliant with the Conflict-Free Sourcing Program's ("CFSP") assessment protocols. Included SORs were not necessarily Compliant for all or part of 2013 and may not continue to be Compliant for any future period. In addition, "Compliant" includes SORs that were listed as "Re-audit in progress," irrespective of the "valid until" date of their certification. We do not have information on the origin of the Conflict Minerals processed by any of the Compliant SORs prior to their respective compliance dates.

(d)
"Active" means that the SOR was listed as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSP, the SOR has agreed to complete a CFSP validation within two years of membership issuance by the Tungsten Industry - Council Minerals Council.

(e)	A SOR is listed as "Other" if it was not Compliant or Active.

(f)	The compliance status reflected in the table is based solely on information made publicly available by the CFSI without independent verification by us.

(g)
"DRC Region" means the DRC and its adjoining countries. Origin information was derived from information made available by the CFSI to its members. According to this information, some of the Compliant SORs may have sourced from both within the DRC Region and from outside the DRC Region. If a SOR sourced from multiple sources, we were not able to determine the origin of the Conflict Minerals specific to our in-scope products. Therefore, not all of the origin information reflected in the table may apply to the necessary Conflict Minerals in our in-scope products.

(h)
For 2013, we were not able to determine the origin of the Conflict Minerals processed by any of the SORs listed as "Active," Other" or "Compliant/Not Disclosed". A SOR is indicated as "Compliant/Not Disclosed" if the origin of the Conflict Minerals processed by the SOR was not disclosed by the certifying party.

We endeavored to determine the mine or location of origin of the Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed questionnaire concerning the source of the Conflict Minerals in the components, products and materials sourced from them. Where a smelter or refiner was identified, we also reviewed information made available by the CFSI to its members and publicly available information, to the extent available, to try to determine the mine or location of origin.
Additional Risk Mitigation Efforts

Since the end of 2013, we have adopted a policy for the responsible sourcing of Conflict Minerals (the "Conflict Minerals Policy"). We communicated the policy internally. The policy also was communicated in writing to the suppliers that we determined to potentially be in-scope. The Conflict Minerals Policy also was posted on our website. For a further discussion of our Conflict Minerals Policy, see the Form SD to which this Conflict Minerals Report is an exhibit.

We intend to take the following additional steps in 2014 to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups:

1.	Encourage Suppliers that provided company, division or product category level information for 2013 to provide product level information for 2014 through ongoing outreach with these Suppliers.

2	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2013 to help ensure that they provide requested information for 2014.

3.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2013 that the source of Conflict Minerals was unknown or undeterminable.

4.
Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

All of the foregoing steps are in addition to the steps that we took in respect of 2013, which we intend to continue to take in respect of 2014 to the extent applicable.